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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4674 tel

212-450-5674 tax

richard.truesdell@davispolk.com

September 13, 2016

Re:	AC Immune SA
Amendment No. 3 to Registration Statement on Form F-1
Filed on September 6, 2016
File No. 333-211714

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 9, 2016 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, (i) a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on September 6, 2016 and (ii) three marked copies of revised Exhibits 1.1, 10.3 and 10.5 filed as exhibits to the Registration Statement showing changes from Exhibits 1.1, 10.3 and 10.5 previously filed with the Commission.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	2	September 13, 2016

Capitalization, page 62

1.	Please confirm whether the 10,819,000 shares outstanding is as of June 30, 2016 as it appears from the Statements of Changes in Equity that the amount at June 30, 2016 was different than the amount of 10,819,000 disclosed on page 8 as the balance at August 31, 2016.

Response:	The Company respectfully advises the Staff that as at June 30, 2016, the Company had 10,814,500 total number of common shares outstanding as is disclosed in the financial statements and disclosures as at June 30, 2016. On August 29, 2016, options were exercised resulting in the issuance of 4,500 common shares. As a result, as at August 31, 2016, the total number of common shares outstanding was 10,819,000. The Company has revised the disclosure on page 62 of the Registration Statement to clarify that the actual number of shares outstanding on June 30, 2016 was 10,814,500 and that the as adjusted information on this page reflects the issuance of 4,500 common shares between July 1, 2016 and August 31, 2016.

2.	Please explain why the number of as adjusted shares outstanding of 49,396,042 in the capitalization table is different from the 49,391,542 shares disclosed on page 65.

Response:	The Company respectfully advises the Staff that the as-adjusted information set forth in the capitalization table on page 62 of the Registration Statement is as at August 31, 2016. At that date, the Company had 49,396,042 shares outstanding (consisting of 10,819,000 common shares and 38,577,042 preferred shares). This figure includes 4,500 shares issuable between July 1, 2016 and August 31, 2016 as a result of the exercise of options. The figures in the dilution tables on page 65 of the Registration Statement were presented as at June 30, 2016, and excluded the 4,500 common shares issued as a result of the exercise of options on August 29, 2016. The Company has revised the disclosure on pages 62, 64 and 65 of the Registration Statement to make the clarifications described in Response 1 above.

Taxation, page 177

3.	We note the statement on page 177 that “[i]n the opinion of Vischer Ltd., the following is a description of the material Swiss income tax consequences of owning and disposing our common shares.” We note similar language for Davis Polk & Wardwell LLP on page 179. The disclosure must clearly state that the disclosure in the tax consequences section is the opinion of counsel. As currently drafted, counsel is opining that the disclosure is a description, but is not opining that the disclosure is the opinion of counsel. Please revise accordingly. For guidance, see Section III.C.2. of Staff Legal Bulletin 19.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 177 and 179 of the Registration Statement.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	3	September 13, 2016

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail
Andrea Pfeifer, Chief Executive Officer
George Pavey, Chief Financial Officer
AC Immune SA